Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 182,824 units in Q4 FY21 Grows by 21% over Q3 FY21 and by 94% over Q4 FY20

Mumbai, April 1, 2021: Tata Motors Limited today announced its sales in the domestic & international market, for Q4 FY21, which stood at 191,720 vehicles, compared to 101,420 units during Q4 FY20.

Domestic Sales Performance:

Category	Mar‘21	Mar‘20	% Change	Q4 FY21	Q4 FY20	% Change	FY21	FY20	% Change
Total Domestic Sales	66,609	11,012	505%	182,824	94,256	94%	464,515	442,051	5%

Domestic - Commercial Vehicles:

Mr. Girish Wagh, President, Commercial Vehicles Business Unit, Tata Motors Ltd. said, “Commercial Vehicle domestic sale in Q4 FY21 at 98,966 units was 20% higher than the previous quarter, continuing its sequential growth. It was also higher by 59% over Q4 FY20. M&HCVs and ILCVs continued to lead the recovery growing by 48% and 34% respectively over the previous quarter on back of improved consumer sentiments, firming freight rates and higher infrastructure demand including road construction and mining.  International business grew by 19% over Q3 FY21 and 25% over Q4 FY20, as the key markets started returning to normalcy. We continue to monitor and work on the supply chain to improve availability, especially of electronic components. We are also reviewing our business continuity plans in view of the rising cases of COVID-19 in the country.”

Category	Mar‘21	Mar‘20	% Change	Q4 FY21	Q4 FY20	% Change	FY21	FY20	% Change
M&HCV	11,030	1,601	589%	28,217	15,254	85%	58,580	75,485	-22%
I & LCV	6,792	1,033	558%	17,371	8,216	111%	38,058	41,949	-9%
Passenger Carriers	1,880	1,637	15%	4,134	8,645	-52%	8,599	37,698	-77%
SCV cargo and pickup	17,253	1,065	1520%	49,245	30,141	63%	137,253	155,723	-12%
Total Domestic	36,955	5,336	593%	98,967	62,256	59%	242,490	310,855	-22%
CV Exports	3,654	1,787	104%	8,517	6,813	25%	20,283	29,845	-32%
Total CV	40,609	7,123	470%	107,484	69,069	56%	262,773	340,700	-23%

Total MHCVs sale in Q4 FY21 including M&HCV Truck, Buses and International Business stood at 32,419 units compared to 21,295 units in Q4-FY20.

Domestic - Passenger Vehicles:

Mr. Shailesh Chandra, President, Passenger Vehicles Business Unit, Tata Motors Ltd. said, “The PV industry witnessed a strong growth in Q4FY21 on a low base with robust demand for personal mobility and new launches driving demand. Tata Motors PV Business posted its highest ever sales in 9-years, in March 21 and Q4 FY21. In FY21 the business registered its highest ever annual sales in 8 years, while posting a growth of 69% versus FY20. The company’s “New Forever” product range, including the new Tata Safari, continues to witness strong acceptance in the market. In the EV segment, the company sold 4,219 units in FY21, a threefold increase over FY20. The company also registered its highest ever monthly and quarterly sales of 705 EVs and 1,711 EVs in March 21 and Q4 FY21. Nexon EV, the highest sold EV in the country, crossed the milestone of 4,000 units, since its launch in January 2020.”

Category	Mar‘21	Mar‘20	% Change	Q4 FY21	Q4 FY20	% Change	FY21	FY20	% Change

Total PV	29,654	5,676	422%	83,857	32,000	162%	222,025	131,196	69%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.